News

04/17/2023

Economically Targeted Investments (ETI) Summit: An Action Agenda for Affordable Housing, Construction Careers and Public and Union Pension Investments

Join us to explore how Union pension funds and public investments are paving the way for affordable housing and equitable development at scale in Boston! Get ready for a deep dive with industry experts, elected officials, and labor and affordable housing experts as we address the most pressing housing and job creation challenges facing Boston and the Commonwealth. Don’t miss out on this exciting opportunity to gain valuable insights and solutions, and help build our communities!

Register here!

About the HIT: The HIT is a fixed-income, investment grade mutual fund with $6.3 billion in net assets. For nearly 40 years, the HIT has been a leader in putting union and public pension capital to work to produce competitive returns and achieve mission-related collateral objectives. Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.

Contact: Dianne Ambrose, 202-467-2569, dambrose@aflcio-hit.com

CONTACTS:

Media

1227 25th Street, NW
Suite 500

Washington, DC 20037

Phone: 202-331-8055

National Office (Main)

1227 25th Street, NW
Suite 500

Washington, DC 20037

Phone: 202-331-8055

Legal Disclaimer

Prospectus

Statement of Additional Information

©2023 AFL-CIO HIT

The HIT is an investment company registered under the Investment Company Act of 1940 and governed by a Board of Trustees. An investor should consider the investment objectives, risks, charges and expenses of an investment carefully before investing. The Prospectus contains this and other information. Read it carefully before investing.